Condensed Consolidated Interim Financial Statements

For The Third Quarter Ended September 30, 2013

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - in U.S. dollars)

		September 30,	December 31,
	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents	3	$749,260	$29,050,005
Short-term investments	5	149,774	260,770
Accounts receivable	10b	7,028,418	4,548,032
Due from related parties	11	120,903	18,174
Current portion of other assets	5	750,000	750,000
Prepaids and other	8	3,214,701	361,802
		12,013,056	34,988,783
Non-current assets
Restricted funds	4	380,115	-
Deposits on long-lead equipment	4	11,670,924	11,670,924
Development costs	6	176,702,439	152,708,037
Property, plant, and equipment	4	86,637,645	83,302,232
Mineral properties	6	24,592,564	24,592,564
Other assets	5	2,415,652	2,337,902
		$314,412,395	$309,600,442

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	$5,770,997	$6,220,268
Other liability	6	2,801,279	-
Current portion of long-term debt	8	90,759,806	-
		99,332,082	6,220,268
Non-current liabilities
Deferred income tax liability		2,845,421	3,516,000
Derivative Liability	8	771,207	-
Long-term debt	8, 11	2,473,308	86,837,755
Total liabilities		105,422,018	96,574,023
Shareholders' equity
Share capital	9	220,704,583	220,339,132
Reserves		27,703,655	26,416,067
Deficit		(39,417,861)	(33,728,780)
		208,990,377	213,026,419
		$314,412,395	$309,600,442
Commitments	13

On Behalf of the Board of Directors

/S/ Lenard F. Boggio	/S/ Gilmour Clausen

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - in U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2013	2012	2013	2012

EXPENSES
Salaries and benefits	11	$452,162	$451,960	$1,413,461	$1,469,573
Stock-based compensation	9	418,916	291,374	1,443,877	1,696,055
Exploration and project investigation		308,542	291,485	1,311,388	873,382
Legal, accounting and audit		205,492	139,773	667,160	458,299
Travel		50,372	53,989	154,467	163,785
Consulting		39,683	16,896	71,593	38,089
Filing and regulatory fees		23,554	28,120	111,547	121,619
Recruiting fees		-	1,991	847	31,867
Office and administration	11	135,130	71,577	373,658	271,453
Rent	11	94,838	66,660	255,083	177,012
Investor relations		21,774	35,454	87,134	116,659
Directors' fees		47,096	50,455	140,501	148,865
Insurance		96,770	83,412	290,756	252,184
Membership and conferences		932	1,039	6,930	8,782
Amortization and depreciation		83,232	71,434	277,000	208,905
Fiscal and advisory services		6,761	4,384	21,679	29,113
Loss from operations		(1,985,254)	(1,660,003)	(6,627,081)	(6,065,642)
Interest and other income		168,258	149,915	801,916	463,247
Other expenses		(106,589)	(109,461)	(373,175)	(419,780)
Gain (loss) on shares, warrants and derivatives	8	43,565	(769,998)	(36,806)	429,279
Foreign exchange gain (loss)		(33,560)	80,904	(55,027)	58,443
Interest and finance charges	8	(56,635)	(3,653)	(69,487)	(12,919)
Loss before taxes		(1,970,215)	(2,312,296)	(6,359,660)	(5,547,372)
Deferred income tax recovery		277,688	195,600	670,579	737,890
Net loss and comprehensive loss for the period		$(1,692,527)	$(2,116,696)	$(5,689,081)	$(4,809,482)

Loss per share
- Basic		$(0.01)	$(0.01)	$(0.04)	$(0.03)
- Diluted		$(0.01)	$(0.01)	$(0.04)	$(0.03)
Weighted average number of shares outstanding -
- Basic		144,253,149	144,079,318	144,246,354	143,916,027
- Diluted		144,253,149	144,079,318	144,246,354	143,916,027

See accompanying notes to the condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - in U.S. dollars)

		Nine months ended
		September 30,
	Notes	2013	2012
Cash flows used in operating activities
Net loss and comprehensive loss for the period		$(5,689,081)	$(4,809,482)
Items not involving cash
Amortization and depreciation		277,000	208,905
Unrealized foreign exchange loss (gain)		45,918	(66,889)
Accretion income		(191,281)	(240,452)
Stock-based compensation		1,443,877	1,696,055
Deferred income tax recovery		(670,579)	(737,890)
Gain on shares, warrants, derivative liability and other		(186,259)	(429,279)
Financing costs on convertible notes		50,937	-
		(4,919,468)	(4,379,032)
Changes in non-cash working capital items	10a	(570,101)	(81,402)
Cash used in operating activities		(5,489,569)	(4,460,434)
Financing activities
Shares issued for cash	9c	11,297	1,687,260
Advance from loan facility		3,373,306	5,000,000
Prepaid debt issuance costs		(1,836,360)	(202,152)
Cash provided used in financing activities		1,548,243	6,485,108

Investing activities
Deposits on long-lead equipment		(738,831)	(1,969,408)
Development cost expenditures		(15,754,398)	(23,713,558)
Property, plant and equipment expenditures		(5,243,761)	(3,546,752)
Advances to joint venture	10b	(2,266,580)	(2,551,069)
Proceeds from long-term receivable		750,000	683,673
Proceeds from insurance		-	920,455
Purchase of other assets		(728,703)	-
Restricted funds contribution		(380,115)	-
Cash used in investing activities		(24,362,388)	(30,176,659)

Effect of exchange rate changes on cash and cash equivalents		2,969	62,189
Decrease in cash and cash equivalents		(28,300,745)	(28,089,796)
Cash and cash equivalents, beginning of period		29,050,005	31,016,782
Cash and cash equivalents, end of period		$749,260	$2,926,986

Supplemental cash flow information on non-cash transactions	10

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance at December 31, 2012	144,086,728	220,339,132$	26,416,067$	$(33,728,780)	213,026,419$
Proceeds from exercise of s tock options	16,667	16,596	(5,299)	-	11,297
Restricted shares and restricted share units issued, net of forfeitures	148,667	348,855	(348,855)	-	-
Stock-based compensation expense	-	-	1,444,000	-	1,444,000
Stock-based compensation capitalized	-	-	197,742	-	197,742
Net loss and comprehensive loss for the period	-	-	-	(5,689,081)	(5,689,081)
Balance at September 30, 2013	144,252,062	$220,704,583	$27,703,655	$(39,417,861)	$208,990,377

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity
Balance at December 31, 2011	143,160,392	$217,557,562	$22,113,694	$(24,009,903)	$215,661,353
Proceeds from exercise of s tock options	786,668	2,401,360	(714,100)	-	1,687,260
Restricted shares and restricted share units issued, net of forfeitures	136,334	376,889	(376,889)	-	-
Stock-based compensation expense	-	-	1,696,353	-	1,696,353
Stock-based compensation capitalized	-	-	1,263,562	-	1,263,562
Wa rrant liability transferred to reserves	-	-	1,680,745	-	1,680,745
Net loss and comprehensive loss for the period	-	-	-	(4,809,482)	(4,809,482)
Balance at September 30, 2012	144,083,394	$220,335,811	$25,663,365	$(28,819,385)	$217,179,791

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 555, 999 Canada Place, Vancouver, British Columbia V6C 3E1. The Company is domiciled in Canada and its shares are listed on the Toronto Stock Exchange and NYSE MKT under the symbol “AZC”. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) which is located near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. The Company incurred a net comprehensive loss of $5.7 million for the nine months ended September 30, 2013 and requires additional funding in the near term in order to meet its obligations as they come due.

The Company’s forecast cash requirements for the next twelve months require significant expenditures on the Rosemont project and the repayment of the Red Kite loan maturing on July 21, 2014. Based on the Company’s current funding sources and taking into account the negative working capital position at September 30, 2013, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in the fourth quarter or early in the first quarter of 2014 in order to continue development of the Rosemont project until such time as permitting is completed and the Company can initiate construction on the project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Rosemont project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These condensed consolidated interim financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the condensed consolidated interim financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim consolidated financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB and interpretations of the International Financial Reporting Interpretation Committee (together “IFRS”) for complete financial statements for year-end reporting purposes. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2012, except for those described in Note 2d. The condensed consolidated interim financial statements were authorized for issue in accordance with an Audit Committee resolution dated November 13, 2013.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 12. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of its Ely receivable, warrant liability, derivative liability, and stock- based compensation expense. The most significant judgements in preparing the condensed consolidated interim financial statements related to the determination of the Company’s functional currency and the determination that the Rosemont project is in the development stage.

(c)	Basis of consolidation

The condensed consolidated interim financial statements of the Company include the following significant subsidiaries:

	Place of	Percentage
Name of Subsidiary	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company accounts for its rights to the assets, liabilities, income and expense of its 92.05% interest in the Rosemont project, which is held by Rosemont Copper Company (“RCC”) and its 81.10% interest (December 31, 2012 - 63.08%) in JPAR LLC, which is held by Cobre Verde Development Corporation (Note 3). All intercompany transactions and balances are eliminated on consolidation.

(d)	Adoption of New or Amended IFRS

On January 1, 2013, the Company adopted the following new accounting standards that were previously issued by the IASB:

Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company applied IFRS 10 at January 1, 2013, and did not have an impact on the condensed consolidated interim financial statements.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Joint Arrangements

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 provides for a principles-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its involvement in joint arrangements. A joint arrangement is an arrangement in which two or more parties have joint control. Under IFRS 11, joint arrangements are classified as either a joint operation or a joint venture, whereas under IAS 31, they were classified as a jointly controlled asset, jointly controlled operation or a jointly controlled entity. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures, whereas IAS 31 permitted a choice of the equity method or proportionate consolidation for jointly controlled entities. Under IFRS 11, for joint operations, each party recognizes its rights to the assets, liabilities, revenues and expenses of the arrangement. The Company applied IFRS 11 retrospectively by reassessing the type of, and accounting for, each joint arrangement in existence at January 1, 2013. No significant impacts resulted on the condensed consolidated interim financial statements.

Disclosure of interest in other entities

IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, structured entities, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities and the effects of those interests on its financial statements. Disclosures arising from the adoption of IFRS 12 can be found in Note 3 in the condensed consolidated interim financial statements.

Fair value measurement

IFRS 13, Fair Value Measurement, sets out a single IFRS framework for measuring fair value, clarifies the definition of fair value, and enhances disclosures about fair value measurements. The Company applied IFRS 13 prospectively at January 1, 2013, and did not have an impact on the condensed consolidated interim financial statements.

Future Accounting Changes

Financial instruments

IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

3.	INTERESTS IN JOINT ARRANGEMENTS

a)	Rosemont Project

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or “Partner”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the Rosemont project by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont project as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) and once the material permits are issued Tranche 2 - $106 million for construction costs can be released. Once UCM has earned its 20% interest in the Rosemont project, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011, UCM completed its Tranche 1 cash investment of $70 million and earned a 7.95% interest in the Rosemont project. The Company is currently funding the Pre-Construction Costs until such time the Record of Decision ("ROD") has been issued and project financing is in place.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Under the EI Agreement, the Company will contribute the Rosemont property valued at $704 million and UCM will contribute up to $176 million in cash to the Rosemont project to earn its respective interest.

The following is a summary of selected financial information of the Rosemont project which is considered to be a joint operation at September 30, 2013 and December 31, 2012 on a 92.05% basis:

	September 30,	December 31,
Statement of Financial Position	2013	2012
Cash and cash equivalents	$50,077	$224,709
Other current assets	2,787,429	197,745
Non-current assets	274,787,034	262,543,496
Liabilities	(7,654,700)	(5,338,015)
Deficit	2,801,020	2,183,260

	Nine months ended September 30,
Statement of Cash Flows	2013	2012
Cash used in operating activities	$(369,033)	$(676,780)
Cash provided by financing activities	22,942,330	27,613,635
Cash used in investing activites	(22,747,929)	(28,164,411)
Decrease in cash and cash equivalents	(174,632)	(1,227,556)
Cash and cash equivalents, beginning of period	224,709	1,435,479
Cash and cash equivalents, end of period	$50,077	$207,923

For the nine months ended September 30, 2013, the Rosemont project incurred incidental ranching income and expenses that resulted in an operating loss of $0.6 million (2012 - $0.9 million).

UCM did not acquire any interest in the Rosemont project during the nine months ended September 30, 2013 and 2012 and accordingly, the Company did not recognize any gain or loss on sale of interest.

In the fourth quarter of 2011, the Company and UCM entered into a funding arrangement whereby the Company would provide funding for the Rosemont project for Pre-Construction Costs and is repayable after the ROD is received. During the nine months ended September 30, 2013, the Company advanced $24.93 million (Cumulative to-date - $74.93 million) to the Rosemont project (See Note 10b).

b)	JPAR LLC

On August 24, 2012, Cobre Verde Development Corporation (“CVDC”) and SICAN Inc., a wholly-owned subsidiary of Community Water Company of Green Valley (“CWCGV”) entered into a joint arrangement (“JPAR”) to construct and operate the CWCGV CAP Water Delivery System (the “CAP WDS”) in order to replenish the groundwater used for the Rosemont mining operation. JPAR is governed by an Operating Agreement which outlines the roles and responsibilities of each partner, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding the construction of the CAP WDS which is estimated to cost $24 million and SICAN is responsible for project management. On August 24, 2012, JPAR entered into a right of way lease with the Community Water Company Right of Way Trust for a 20-year lease on land used for the construction of CAP WDS at an annual base rent of $0.02 million.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

JPAR is accounted for as a joint operation and as at September 30, 2013 the assets were accounted for on an 81.1% basis (December 31, 2012 – 63.08%), except for accounts payables which are accounted for at 100%:

	September 30,	December 31,
Statement of Financial Position	2013	2012
Cash and cash equivalents	$132,917	$73,151
Non-current assets	1,421,907	551,941
Liabilities	(97,545)	(44,825)

	Nine months ended September 30,
Statement of Cash Flows	2013	2012
Cash used in operating activities	$-	$-
Cash provided by financing activities	711,253	398,194
Cash used in investing activites	(651,487)	(195,173)
Increase in cash and cash equivalents	59,766	203,021
Cash and cash equivalents, beginning of period	73,151	-
Cash and cash equivalents, end of period	$132,917	$203,021

4.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

						Long-lead
					Furniture and	Equipment and
Cost	Land	Water Rights	Vehicles	Buildings	Equipment	Other	Total

As at January 1, 2012	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758
Additions	-	-	52,149	15,052	176,586	4,196,803	4,440,590
Disposals	-	-	-	-	-	(2,125,691)	(2,125,691)
Reclassification	-	-	-	-	-	70,443,212	70,443,212
As at December 31, 2012	$5,679,640	$3,806,144	$464,480	$782,739	$779,542	$72,514,324	$84,026,869

As at December 31, 2012	$5,679,640	$3,806,144	$464,480	$782,739	$779,542	$72,514,324	$84,026,869
Additions, net of disposals	590,184	-	-	-	8,979	2,953,335	3,552,498
As at September 30, 2013	$6,269,824	$3,806,144	$464,480	$782,739	$788,521	$75,467,659	$87,579,367

						Long-lead
					Furniture and	Equipment and
Accumulated Depreciation	Land	Water Rights	Vehicles	Buildings	Equipment	Other	Total

As at January 1, 2012	$-	$-	$187,813	$56,541	$231,007	$-	$475,361
Depreciation	-	-	101,731	24,736	122,809	-	249,276
As at December 31, 2012	$-	$-	$289,544	$81,277	$353,816	$-	$724,637

As at December 31, 2012	$-	$-	$289,544	$81,277	$353,816	$-	$724,637
Depreciation, net of disposals	-	-	60,782	26,769	129,534	-	217,085
As at September 30, 2013	$-	$-	$350,326	$108,046	$483,350	$-	$941,722

Net Book Value:
As at December 31, 2012	$5,679,640	$3,806,144	$174,936	$701,462	$425,726	$72,514,324	$83,302,232
As at September 30, 2013	$6,269,824	$3,806,144	$114,154	$674,693	$305,171	$75,467,659	$86,637,645

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico, S.A. de C.V. (“Cobre Verde”) was awarded a 25 year concession by the Administracion Portuaria Integral de Topolobampo, S.A. de C.V. (“API”) to build and operate a copper concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico. The facility, which will be built on a 54,500 square meter site at the Port of Topolobampo, will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships. As at September 30, 2013, $0.4 million of concession and engineering costs have been capitalized as property, plant and equipment. The Company had also provided an irrevocable $0.4 million standby letter of credit to API and is classified as restricted funds.

As at September 30, 2013, the long-lead equipment has not been placed into service; hence, the Company has not recognized any depreciation on such long-lead equipment.

Deposits on long-lead equipment

As at January 1, 2012	$78,213,911
Additions	3,900,225
Reclassification to property, plant and equipment	(70,443,212)
As at December 31, 2012 and September 30, 2013	$11,670,924

5.	OTHER ASSETS

			Computer Software,
	Long-term	Other	Net of
	Receivable	Assets	Amortization	Total
As at January 1, 2012	$2,469,895	$135,830	$34,738	$2,640,463
Annual payment	(750,000)	-	-	(750,000)
Interest accretion	311,080	-	-	311,080
Amortization	-	(27,644)	(15,014)	(42,658)
Additions	-	-	929,017	929,017
Total other assets at December 31, 2012	2,030,975	108,186	948,741	3,087,902
Less: current portion of long-term receivable				(750,000)
As at December 31, 2012				$2,337,902
As at December 31, 2012	$2,030,975	$108,186	$948,741	$3,087,902
Annual payment	(750,000)	-	-	(750,000)
Interest accretion	191,281	-	-	191,281
Amortization	-	(6,829)	(53,086)	(59,915)
Additions	-	176,239	520,145	696,384
Total other assets as at September 30, 2013	1,472,256	277,596	1,415,800	3,165,652
Less: current portion of long-term receivable				(750,000)
As at September 30, 2013				$2,415,652

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely Gold & Minerals Inc. (“Ely”) for consideration of $6.6 million of which $1.6 million was paid on closing and the remaining $5 million (“Ely Receivable”) was payable in annual instalments of $1 million (“Annual Payment”) over a five year period.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On November 16, 2009, the Company extended the Annual Payment for two additional years and revised the annual payment schedule as follows:

Due Date	Amount
June 1, 2010 (Paid)	$250,000
June 1, 2011 (Paid)	500,000
June 1, 2012 (Paid)	750,000
June 1, 2013 (Paid)	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
Total receivable	4,000,000
Annual payments received	(2,250,000)
Current portion	(750,000)
Long-term portion	$1,000,000

The carrying value of the long-term portion of the receivable at September 30, 2013 was $0.72 million (December 31, 2012 - $1.28 million).

The Company holds 1.62 million Ely common shares which are accounted for as held for trading securities. Changes to the fair value of the common shares are recognized in the statement of comprehensive loss. As at September 30, 2013, the Ely common shares have a fair value of $0.15 million (December 31, 2012 - $0.26 million) and are recorded in short-term investments.

6.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The Company owns 100% of Rosemont, which is in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines. The property remains subject to a 3% net smelter royalty. The Rosemont property is comprised of 30,000 acres (12,140 hectares) of patented and unpatented claims, fee land and surface grazing rights. On September 16, 2010, the Company entered into the EI Agreement with UCM, whereby UCM can earn up to a 20% interest in Rosemont by funding up to $176 million of pre-construction and construction costs (Note 3a).

Mineral properties costs:

As at September 30, 2013 and December 31, 2012	$24,592,564

Development costs:
As at January 1, 2012	$119,014,472
Permitting, engineering and on-going support activities	28,239,085
Capitalized loan interest and financing charges	3,926,948
Capitalized stock-based compensation, net of forfeitures	1,527,532
As at December 31, 2012	152,708,037
Permitting, engineering and on-going support activities	16,532,282
Capitalized loan interest and financing charges	3,954,837
Mitigation land	3,261,506
Capitalized stock-based compensation, net of forfeitures	245,777
As at September 30, 2013	$176,702,439

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On September 30, 2013, the Company exercised its option under a land purchase option agreement to purchase mitigation land for $5.3 million of which $1.8 million of option payments have already been paid. The fair value of the remaining obligation was estimated at $2.8 million and is recognized in other liability. The closing of the transaction is due on the earlier of 90 days following receipt of the final ROD or September 24, 2014 at which time title to the property will pass to the Company.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
Due within the year	2013	2012
Trade payables and accrued liabilities	$927,596	$882,253
Project related payables	4,843,401	5,338,015
	$5,770,997	$6,220,268

8.	LONG-TERM DEBT

	September 30,	December 31,
	2013	2012
Red Kite Loan	$90,759,806	$86,837,755
Convertible Unsecured Notes	2,473,308	-
Long-term debt	93,233,114	86,837,755
Less:
Current portion of long-term debt	(90,759,806)	-
Long-term portion	$2,473,308	$86,837,755

The Company has an $83 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with RK Mine Finance Trust I (“Red Kite”). The Loan bears interest at 3-month LIBOR plus 4.50% (September 30, 2013 – 4.74% and December 31, 2012 – 4.84%) compounded quarterly and matures on the earlier of July 21, 2014 or the date of closing of a Rosemont senior debt financing facility. The Company has the option to repay the loan without penalty at any time prior to maturity and the loan is collateralized against the Company’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets. The Loan includes specified loan covenants which are assessed regularly and the Company is in compliance with these covenants.

As part of the loan agreement, the Company issued to Red Kite 1,791,700 warrants exercisable at US$3.85 per share and expires between April 22, 2014 and July 22, 2015. Under the terms of the off-take agreement, the Company will supply Red Kite with 20% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when cumulative 1.5 million dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing.

Red Kite financing costs were deducted from the loan and the carrying value of the loan is accreted to its estimated cash outflow using the effective interest method. For the nine months ended September 30, 2013 and 2012, the Company recorded interest expense of $3.92 million and $2.67 million, respectively, which was calculated based on an effective interest rate of 5.93% (September 30, 2012 – 6.12%) and has been capitalized to development costs.

On August 14, 2013 the Company entered into a Notes Purchase Agreement with two shareholders, one of whom is an Officer and Director of the Company, providing for the Company to issue an aggregate of Cdn$10 million in convertible unsecured notes of the Company (the “Notes”). The Notes mature in five years from the time of issuance, bear interest at 7% per annum and may be converted prior to maturity at a conversion price equal to a 30% premium over the volume weighted average trading price of the Company's common shares on the TSX for the five trading days ending the last business day before the closing date of each tranche. The Company may redeem the Notes at its option 3 years after the effective date provided that the Company's stock price is at least 125% of the conversion price for 20 consecutive trading days ending 5 trading days prior to the date on which a written notice of redemption is provided. On September 4, 2013 and September 19, 2013 the Company closed the first and second tranches for Cdn$2 million and Cdn$1.5 million, respectively of Notes. Subsequent to September 30, 2013 the Company issued Notes for the remaining Cdn$6.5 million.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Notes also contain a change of control conversion price adjustment (“COCCP”) that may be triggered upon a change of control where 10% or more of the consideration received is in equity securities of an acquirer that are not traded on a stock exchange, or other property that is not traded or intended to be traded on the stock exchange immediately following such transaction.

The Notes includes specified loan covenants which are assessed regularly. As at September 30, 2013, the Company is in compliance with these covenants.

Under IAS 32, Financial Instruments Presentation, the share conversion option on the Notes has a Canadian dollar denominated conversion price which is different than the Company’s US dollar functional currency. As a result, the share conversion option had a fair value of $0.83 million on the date of issue and is classified as a derivative liability. The conversion option is fair valued at each balance sheet date with changes in the fair value recognized in the statement of comprehensive loss. For the three months ended September 30, 2013, the Company recorded a $0.07 million gain from changes in the fair value of the derivative liability and the amount is recognized in the statement of comprehensive loss.

As at September 30, 2013, the conversion option had a fair value of $0.77 million based on the following assumptions used in the Black-Scholes Option Pricing Model:

September 30,
2013
Expected life in years	1.93 to 2.97
Expected volatility	61% to 63%
Expected dividend yield	0%
Risk-free interest rate	1.19% to 1.40%
Weighted average fair value of option	$0.51 to $0.71

Financing costs of $0.3 million were deducted from the Notes and the carrying value of the Notes is accreted up to the estimated cash outflow using the effective interest method. Also, financing costs of $0.04 million relating to the conversion option was expensed in the statement of comprehensive loss. For the three months ended September 30, 2013, the Company recorded interest expense of $0.03 million, which was calculated based on an effective interest rate of 18.9% to 20.1%, respectively. The Company capitalized $0.02 million of the interest expense to development costs and the remainder was expensed in the statement of comprehensive loss.

The Company is in the process of arranging project financing for Rosemont and has incurred project financing related transaction costs of $2.2 million as at September 30, 2013. These transaction costs are recorded as a prepaid expense on the statement of financial position until project financing is obtained.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

9.	SHARE CAPITAL

a)	Authorized: Unlimited number of common shares without par value

b)	Issued: See Condensed Consolidated Interim Statements of Changes in Equity

c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board.

The following table summarizes the Company’s stock options outstanding as at December 31, 2012 and September 30, 2013:

		Weighted
		Average
	Number of	Exercise Price
	Shares	(Cdn$)
Outstanding as at January 1, 2012	6,663,504	$2.41
Granted	1,183,500	2.85
Exercised	(790,002)	2.12
Forfeited	(131,667)	3.87
Expired	(150,000)	3.61
Outstanding as at December 31, 2012	6,775,335	3.14
Granted	1,525,000	2.59
Exercised	(16,667)	0.68
Forfeited	(413,000)	3.67
Expired	(425,000)	4.04
Outstanding as at September 30, 2013	7,445,668	$2.95

During the nine months ended September 30, 2013, a total of 16,667 stock options were exercised at a weighted average exercise price of Cdn$0.68. The weighted average share price when the stock options were exercised was Cdn$2.45.

The following assumptions were used in the Black-Scholes Option Pricing Model to determine the fair value of the stock options granted during the nine months ended September 30, 2013 and 2012:

	2013	2012
Expected life in years	4.50	4.50
Expected weighted average annual volatility	81% - 92%	87% - 89%
Expected weighted average dividend yield	0%	0%
Weighted average risk-free interest rate	1.27% - 1.71%	1.22% - 1.48%
Weighted average fair value of each option	$1.71	$1.70

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company estimates the forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

The following table summarizes the stock options outstanding as at September 30, 2013:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
Exercise Prices	Outstanding	Price	Life	Exercisable	Price	Life
(Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,508,334	$0.71	0.63	1,508,334	$0.71	0.63
$1.14 - $1.92	25,000	1.92	1.63	25,000	1.92	1.63
$1.93 - $2.30	181,000	2.10	4.27	76,998	2.11	4.37
$2.31 - $3.61	2,850,834	2.79	3.78	919,174	2.91	3.11
$3.62 - $4.97	2,880,500	4.35	3.42	2,113,338	4.31	3.80
	7,445,668	$2.95	3.01	4,642,844	$2.81	2.63

d)	Share Purchase Warrants

The following table summarizes the outstanding share purchase warrants as at December 31, 2012 and September 30, 2013 (Note 8):

	Exercise		December 31,				September 30,
	Price	Expiry Date	2012	Issued	Exercised	Expired	2013
Warrants	$3.85	April 22, 2014	416,749	-	-		- 416,749
Warrants	$3.85	July 22, 2015	1,374,951	-	-		- 1,374,951
			1,791,700	-	-		- 1,791,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price denominated in a currency other than the functional currency of the issuer are classified as a derivative liability and are fair valued at each balance sheet date. On September 12, 2012, the Company changed the exercise price of the warrants from Canadian to US dollars, which is the Company’s functional currency (Note 8). This modification resulted in a classification change from a derivative liability to an equity instrument. Prior to the modification, the Company had recognized a $0.39 million gain from changes in the fair value of the warrants for the nine months ended September 30, 2012.

e)	Restricted Share Units and Restricted Shares

The Restricted Share Units and Restricted Shares Plan (“RSU Plan”) was created to align the directors’, employees’ and consultants’ (collectively the “Participants”) interest with the shareholders’ interest. The fair value of the restricted share units issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the shares underlying the restricted share units are issued on the date vesting conditions are met. The fair value of the restricted shares and restricted share units is charged to the statement of comprehensive loss over its vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to project Participants is capitalized to development costs over the vesting period. Upon vesting and the Company's issue of shares, the fair value is transferred to share capital.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On March 26, 2013, the Company issued an aggregate of 235,000 restricted shares and restricted share units to its officers at a price of $2.62 (Cdn$2.66) per share. The restricted shares and restricted share units vest over two years with a certain vesting condition. The Company also issued 100,000 restricted shares and restricted share units to its directors, of which one half vested immediately with the remainder to vest after one year.

The Company had previously issued a number of restricted shares and restricted share units with a vesting condition that is tied to the issuance of the ROD by a specified date. In June 2013, the Company determined that the condition would not be met and has forfeited the value of these restricted shares.

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2012 and September 30, 2013:

	December 31,				September 30,
Issue dates	2012	Issued	Forfeited	Vested	2013
Restricted shares
February 4, 2010	63,012	-	-	(63,012)	-
February 10, 2011	260,000	-	-	-	260,000
February 25, 2011	100,000	-	(100,000)	-	-
January 30, 2012	135,000	-	-	(44,999)	90,001
March 26, 2013	-	165,000	-	(10,000)	155,000
	558,012	165,000	(100,000)	(118,011)	505,001
Restricted share units
February 4, 2010	18,667	-	-	(18,667)	-
February 10, 2011	155,000	-	-	-	155,000
January 30, 2012	55,000	-	-	(18,333)	36,667
May 7, 2012	20,000	-	-	(6,666)	13,334
March 26, 2013	-	170,000	-	(40,000)	130,000
	248,667	170,000	-	(83,666)	335,001
Total	806,679	335,000	(100,000)	(201,677)	840,002

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

10.	SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION

a)	Changes in working capital items

	Nine months ended September 30,
	2013	2012
Accounts receivable	$(115,289)	$(23,762)
Due from related parties	(142,652)	40,687
Prepaids and other	(239,502)	(124)
Accounts payable and accrued liabilities	(72,658)	(98,203)
	$(570,101)	$(81,402)

Interest received	$18,607	$48,414
Interest paid	$-	$-

b)	Accounts receivable

	September 30,	December 31,
	2013	2012
UCM receivable	$6,744,530	$4,477,950
Other	283,888	70,082
	$7,028,418	$4,548,032

Included in accounts receivable as at September 30, 2013 is a $6.7 million (December 31, 2012 - $4.5 million) receivable from UCM for their share of advances and loans made by the Company to the Rosemont project (Note 3a). The Company holds no collateral for any receivable outstanding as at September 30, 2013 and anticipates full recovery of these amounts.

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at September 30, 2013, included in due from related parties was $0.12 million (December 31, 2012 - $0.02 million).

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Costs incurred by the ManCo are allocated between the related companies based on time incurred and use of services and are charged at cost. Each company holds an equal share in ManCo. For the three and nine months ended September 30, 2013, ManCo charged the Company $0.32 million and $0.95 million (three and nine months ended September 30, 2012 - $0.31 million and $0.94 million) for its share of salaries, rent and other administrative expenses.

As discussed in Note 8, the Company entered into a Notes Purchase Agreement with a shareholder who is also an Officer and Director of the Company. The Notes Purchase Agreement provides for the Company to issue an aggregate of Cdn$5 million in Notes to the Officer and Director of the Company and pay a 2% commitment fee.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Salaries and benefits	$550,254	$552,378	$1,649,975	$1,607,999
Stock-based compensation	556,900	394,470	1,780,105	2,010,430
	$1,107,154	$946,848	$3,430,080	$3,618,429

12.	FINANCIAL INSTRUMENTS

IFRS 13, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, long-term receivable, restricted funds, accounts payable and accrued liabilities, other liability, long-term debt, and derivative liability. The cash and cash equivalents, short-term investments and restricted funds are classified as Level 1 on the fair value hierarchy. Derivative liability is classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	2013	2012
Cash and cash equivalents	$310,268	$371,288
Accounts receivable	301,919	55,475
Short-term investments	154,043	259,440
Accounts payable and accrued liabilities	(671,866)	(575,752)
Derivative liability	(793,186)	-
Long-term liability	(2,543,797)	-
	$(3,242,619)	$110,451

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2013, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.32 million (September 30, 2012 - $0.09 million).

Credit risk

Credit risk arises from cash and cash equivalents and restricted funds held with banks and financial institutions and receivable from our partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset relates to an Ely receivable, which has a carrying value of $1.47 million and is payable over the next two years to June 1, 2015. In the event that Ely does not make the required payments (Note 5), the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly for publicly-traded mining companies, could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont project by contributing cash of up to $176 million to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The capital requirements for the next twelve months will include repayment or financing of the Red Kite loan, scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and ongoing support activities at the Rosemont project, as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

13.	COMMITMENTS

The following table lists the known contractual obligations at September 30, 2013:

in U.S. dollars	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Accounts payable and accrued liabilities	$5,770,997	$-	$-	$-	$5,770,997
Other liability	3,615,741				3,615,741
Long-term debt (Note 8)	95,185,528	3,608,500	-	-	98,794,028
JPAR and right of way	221,350	-	-	-	221,350
Deposits on long-lead equipment
purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	1,163,155	2,451,051	1,987,610	-	5,601,816
	$105,956,771	$66,854,956	$1,987,610	$-	$174,799,337

For purchase agreements related to long-lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to the Company receiving the ROD and the arrangement of project financing.

In September 2010, the Company, pursuant to an earn-in agreement with UCM to earn a 20% interest in Rosemont, entered into an off-take agreement with the Korean consortium for the sale of 30% of copper concentrate and molybdenum concentrate produced annually from Rosemont.

The Company signed off-take agreements with Red Kite for the sale of 20% of Rosemont’s copper concentrate production to a maximum of 1.5 million dry metric tonnes.

14.	SEGMENTED INFORMATION

The Company operates in one industry – mineral resource and development. The Company does not generate any significant revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at September 30, 2013, the Company’s non-current assets in Canada were $1.0 million (December 31, 2012 - $1.4 million) and in the U.S. were $301.4 million (December 31, 2012 - $273.2 million). Non-current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties and other assets.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the net comprehensive loss by geographic location for the three and nine months ended September 30, 2013 and 2012:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Canada	$(1,176,319)	$(1,632,186)	$(3,806,722)	$(3,068,442)
U.S.	(516,208)	(484,510)	(1,882,359)	(1,741,040)
Net comprehensive loss	$(1,692,527)	$(2,116,696)	$(5,689,081)	$(4,809,482)